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                                                                   EXHIBIT (h)


                      [LETTERHEAD OF Irell & Manella LLP]
                                August 23, 2000


Pinnacle Entertainment, Inc.
330 North Brand Boulevard, Suite 1100
Glendale, California 91203

Gentlemen:

     We have acted as counsel for Pinnacle Entertainment, Inc., a Delaware corporation ("Pinnacle"), in connection with (i) the preparation, execution, and delivery of the Agreement and Plan of Merger, dated as of April 17, 2000 (as it may be amended from time to time the "Merger Agreement"), by and among PH Casino Resorts, Inc., a Delaware corporation ("PHCR"), Pinnacle and Pinnacle Acquisition Corporation, a Delaware corporation ("Pinnacle Acq Corp") (PHCR, Pinnacle and Pinnacle Acq Corp are sometimes referred to collectively as the "Parties"), and certain documents related or incidental thereto and (ii) the transactions to be effected thereunder. You have requested our opinion concerning certain United States federal income tax consequences of the receipt by holders of Pinnacle Common Stock ("Pinnacle Stockholders") pursuant to the Merger Agreement of cash and a right ("CPR") to receive a contingent payment ("Contingent Payment"). Unless otherwise defined, capitalized terms used herein have the meanings assigned to them in the Merger Agreement.

     In connection with this opinion, we have reviewed such documents as we have found necessary or appropriate, including the Merger Agreement, Proxy Statement of Pinnacle Entertainment, Inc. relating to the annual meeting to be held September 19, 2000 (the "Proxy Statement") and related documents pertaining to the merger of Pinnacle Acq Corp with and into Pinnacle (the "Pinnacle Merger"). In expressing our opinion, we are relying upon, and the opinions stated in this letter are expressly based upon, the information and representations contained in the documents provided to us by the Parties and the information and representations provided in our discussions with representatives of the Parties. We assume that the documents and information provided to us present an accurate and complete description of all of the facts relevant to the Pinnacle Merger.


     Our opinion is limited to the specific matters addressed herein. It does not address all aspects of U.S. federal income tax that may be applicable to Pinnacle Stockholders in light of their particular tax status or personal investment circumstances including, without limitation, the alternative minimum tax. Nor does our opinion address the U.S. federal income tax consequences of the Pinnacle Merger that are applicable to Pinnacle
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Pinnacle Entertainment, Inc.
August 23, 2000
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Stockholders subject to special U.S. federal income tax treatment, including
(without limitation) natural persons who are not United States citizens or residents, other foreign persons, insurance companies, tax-exempt entities, retirement plans, dealers in securities, persons who acquired their Pinnacle Common Stock pursuant to the exercise of employee stock options or otherwise as compensation, Pinnacle Stockholders who as part of the Pinnacle Merger and related transactions receive stock in PHCR and Pinnacle Stockholders who hold their Pinnacle Common Stock as part of a "straddle," "hedge" or "conversion transaction." As a result, the U.S. federal income tax consequences addressed in our opinion may not apply to each of Pinnacle's Stockholders. Finally, our opinion addresses neither the effect of any applicable state, local or foreign tax laws, nor the effect of any federal tax laws other than those pertaining to the income tax.

     In addition, our opinion is based on certain customary assumptions regarding the factual circumstances that will exist at the Effective Time. If any of these factual assumptions is inaccurate, the U.S. federal income tax consequences of the Pinnacle Merger could differ from those described herein. Our opinion further assumes that Pinnacle Stockholders hold such stock as "capital assets" (generally, property held for investment) under the Internal Revenue Code of 1986, as amended (the "Code").

     Based upon the foregoing and subject to all the qualifications, limitations, and assumptions set forth herein, provided that the transactions contemplated by the documents referred to above are consummated in accordance with their terms, we are of the opinion that the material U.S. federal income tax considerations generally applicable to the Pinnacle Stockholders as a result of the Pinnacle Merger are as follows:

     1. The receipt of cash in the Pinnacle Merger by Pinnacle Stockholders will be a taxable transaction for U.S. federal income tax purposes. Subject to the discussion in Paragraph 2, below, relating to the CPR and Contingent Payment, each holder will recognize gain or loss on each share of Pinnacle Common Stock equal to the difference between the cash received per share and the holder's basis in such share. Such gain or loss will generally be a capital gain or loss. In the case of individuals, trusts and estates, such capital gain will be subject to a maximum U.S. federal income tax rate of 20% for shares of Pinnacle Common Stock held for more than 12 months prior to the Effective Time. In the case of individuals, trusts and estates, any capital loss in excess of three thousand dollars may only offset capital gain and may not be carried back to prior years.

     2. a. As described in the Merger Agreement, at closing a Pinnacle Stockholder may receive not only cash but also a CPR. If a stockholder receives a CPR and the Contingent Payment is paid to the stockholder in the same tax year as the closing, the stockholder should include the Contingent Payment in the calculation of gain or loss for the year in which the closing occurs.

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Pinnacle Entertainment, Inc.
August 23, 2000
Page 3

         b. If, on the other hand, a Contingent Payment is not paid until a year after the year in which the closing occurs, the proper U.S. federal income tax treatment of the receipt of the Contingent Payment is uncertain. We believe that the most appropriate treatment is to value the CPR at the time of the Pinnacle Merger and include such value as part of the merger consideration for purposes of determining gain or loss in the year of the closing. Because the Pinnacle Common Stock is publicly traded, installment sale reporting is not available for such amounts . When the Contingent Payment is subsequently received, a portion would be subject to tax as interest income (taxable at ordinary income rates), and the remainder would be treated as additional consideration for the Pinnacle Common Stock. To the extent the non-interest portion of the Contingent Payment varies from the value the stockholder placed on the CPR, the stockholder would recognize capital gain or loss to account for the variation.

         c. Still other treatment of the CPR and Contingent Payment for U.S. federal income tax purposes is possible. First, in rare and unusual circumstances in which contingent rights are not susceptible to valuation, a transaction may be treated as an "open transaction." Under the open transaction doctrine, the stockholder would not be required to value the CPR at the closing for purposes of computing gain or loss for that year. Rather, gain would be computed for the year of closing based only on the cash payments received and any loss would be deferred. When the Contingent Payment was ultimately received, the taxpayer would either have additional gain or would recognize any deferred loss. Second, it is possible that the Internal Revenue Service (the "IRS") could require a stockholder to include the maximum possible Contingent Payment in income in the year in which the closing takes place. Third, the IRS could assert that the CPR is a debt instrument (because the Contingent Payment is a contingent promise to pay money in the future) that requires the inclusion of imputed interest income prior to the actual receipt of the Contingent Payment.

     For the above reasons, although we believe that the treatment of the CPR and Contingent Payment described in Paragraph 2.a is the correct treatment for U.S. federal income tax purposes, we are unable to express a definitive opinion.

     3. A holder of Pinnacle Common Stock is potentially subject to backup withholding at the rate of 31% with respect to merger consideration received pursuant to the Pinnacle Merger, unless the holder (i) is a corporation (or comes within certain other exempt categories and, when required, demonstrates this fact) or (ii) provides a correct taxpayer identification number ("TIN"), certifies concerning no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. To avoid backup withholding, each individual holder must provide his current TIN by completing a Form W-9 or Substitute Form W-9. A holder who does not provide his or her correct TIN may be subject to penalties imposed by the IRS, as well as backup withholding. Any amount withheld under these rules will be credited against the holder's U.S. federal income tax liability.
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Pinnacle Entertainment, Inc.
August 23, 2000
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     Except as qualified above with respect to the CPR and Contingent Payment, in expressing this opinion we mean that, if the IRS were to assert a position contrary to the conclusions described above, the conclusions described above, if properly presented to a court, should prevail. Our opinion should not, however, be construed as a guarantee of ultimate results. No rulings have been or will be requested from the IRS with respect to any of the matters discussed herein, and there can be no assurance that the IRS would not take positions contrary to those described herein or that a court would not sustain the IRS position.

     The opinion set forth above is based on our interpretation of the applicable provisions of the Code, and the Income Tax Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as currently in effect. Any or all of these could change (including retroactively), and any such change could require a conclusion or conclusions different from those stated herein. We do not undertake to advise you as to any future changes in the Code, the Regulations, or administrative or judicial interpretations of either that may affect our opinion unless we are specifically retained to do so.

     This opinion is being delivered to you in our capacity as counsel for Pinnacle, for the purpose of being included as an exhibit to the Proxy Statement. We hereby consent to such inclusion. In giving the above consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations promulgated thereunder.


                              Very truly yours,

                              /s/ Irell & Manella LLP

                              Irell & Manella LLP